Exhibit 99.1
Baidu Announces Share Repurchase Plan
Beijing, November 3, 2008 — Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced that its board of directors has approved a share repurchase plan, subject to shareholder approval. Baidu has been authorized, but is not obligated, to repurchase up to US$200 million worth of its own American Depositary Shares (“ADSs”) by the end of 2009. The repurchases will be made from time to time on the open market or in negotiated transactions in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, subject to market conditions, the trading price of ADSs and other factors. Baidu’s management expects to implement the share repurchase plan in a manner consistent with the market conditions and the best interest of Baidu’s shareholders.
About Baidu
Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ Global Select Market under the symbol “BIDU.”
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward- looking statements. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of November 3, 2008, and Baidu undertakes no duty to update such information, except as required under applicable law.
Contacts
For investor inquiries please contact:
China
Linda Sun
Baidu.com, Inc.
Tel: (8610) 8262 1188
Email: ir@baidu.com
Helen Plummer
Ogilvy Financial, Beijing
Tel: (8610) 8520 3090
Email: helen.plummer@ogilvy.com
U.S.
Thomas Smith
Ogilvy Financial, New York
Tel: (212) 880 5269
Email: thomas.smith@ogilvypr.com
For media inquiries please contact:
Ceren Wende
Ogilvy Financial, Beijing
Tel: (8610) 8520 6514
Email: ceren.wende@ogilvy.com